UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-15157
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PACTIV 401(k) SAVINGS AND INVESTMENT PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PACTIV CORPORATION
1900 WEST FIELD COURT
LAKE FOREST, IL 60045

Pactiv 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
To the Pactiv Corporation Benefits Committee:
We have audited the accompanying statements of net assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 18, 2010

Pactiv 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Investments, at fair value:
Common stock	$37,097,215	$36,491,686
Registered investment companies	155,757,078	110,156,084
Money market fund	27,990,576	30,347,766
Participant loans	2,994,011	2,896,512

Total investments	223,838,880	179,892,048

Net receivable for pending trades	26,139	—

Net assets available for benefits	$223,865,019	$179,892,048

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2009	2008
ADDITIONS
Dividends and interest income	$2,979,101	$6,069,007

Contributions:
Participant	11,192,794	10,830,056
Employer	6,498,823	6,316,395
Rollover	386,548	529,364

Total contributions	18,078,165	17,675,815

Total additions	21,057,266	23,744,822

DEDUCTIONS
Benefit payments	11,144,617	25,460,462
Administrative expenses	56,831	51,302

Total deductions	11,201,448	25,511,764

Net appreciation (depreciation) in fair value of investments:
Common stock	1,176,045	(4,073,167)
Registered investment companies	32,941,108	(64,603,828)

Total net appreciation (depreciation) in fair value of investments	34,117,153	(68,676,995)

Net increase (decrease)	43,972,971	(70,443,937)
Net assets available for benefits, beginning of year	179,892,048	250,335,985

Net assets available for benefits, end of year	$223,865,019	$179,892,048

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
1. DESCRIPTION OF PLAN
The following description of the Pactiv 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (the Company) is the sponsor of the Plan.
ELIGIBILITY AND CONTRIBUTIONS
Employees are eligible to enter the Plan on the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contributions after completing one year of service.
Participants may make regular before-tax contributions by payroll deduction of 1% up to 25% of eligible compensation, as defined in the Plan, with such contributions limited to $16,500 for 2009 and $15,500 for 2008. Participants who are 50 or older may make catch-up contributions by payroll deductions of 1% to 50% of eligible compensation, with such catch-up contributions limited to $5,500 in 2009 and $5,000 in 2008.
After completing one year of service, the Company matches all or a portion of participants’ regular contributions as follows:
Grandfathered Participants

Maximum Match as a Percentage
Years of Participation	of Eligible Compensation
Less than 3	4%
3 to less than 5	5
5 to less than 7	6
7 or more	8
Effective January 1, 2003, non-grandfathered participants receive Company matching contributions of 100% of the first 3% of eligible compensation deferred, and 50% of the next 2% of eligible compensation deferred to the Plan. This matching formula applies to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and employees who were not contributing to the Plan on December 31, 2002 (or on January 31, 2003, if hired in November of 2002, or on February 28, 2003, if hired in December 2002). In addition, this matching formula applies to certain highly compensated employees who would otherwise be considered grandfathered participants for the 2005 and subsequent plan years.
Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. Company matching contributions made in cash are invested in the same investment option(s) as the participants’ own regular (and catch-up) contributions. In 2009 and 2008, the Company made all matching contributions in cash.
Participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

INVESTMENT OPTIONS
Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions or transfer existing account balances between the various investment options at any time.
VESTING
Participants are always 100% vested in their entire account balances.
PAYMENT OF BENEFITS
Upon retirement or other termination of employment, a participant may receive their vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. If the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.
A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant’s account balance reduced by the portion of the account balance attributable to participant before-tax contributions and earnings thereon. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of their account balance. A participant may elect at any time to make an in-service withdrawal of the balance in their rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of their after-tax contributions made prior to April 1, 1984, and any Company matching contributions credited to their account prior to January 1, 1993.
PARTICIPANT LOANS
Active participants who have not had a loan during the previous 90 days may obtain a loan from their account with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve’s prime rate (posted in the Federal Reserve’s release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.
PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
ADMINISTRATION
The Plan is currently administered by the Pactiv Corporation Benefits Committee.
2. SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
The financial statements of the Plan are prepared using the accrual basis of accounting.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s regular and catch-up contributions, if applicable, and the Company’s matching contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in their account.

EXPENSES
Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price.) See Note 6 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
NEW ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements,” (ASU 2010-06.) ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
SUBSEQUENT EVENTS
Subsequent events have been evaluated through the date the financial statements were issued.
3. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
4. INVESTMENTS
Investments that represented 5% or more of fair value of the Plan’s net assets were as follows:

	2009	2008
Fidelity Growth Company Fund	$46,862,613	$32,587,785
Pactiv Corporation Common Stock	36,182,101	36,309,879
Fidelity Retirement Money Market Portfolio	27,990,576	30,347,766
PIMCO Total Return Fund	22,304,230	15,708,297
Fidelity Diversified International	16,744,596	12,130,091
Spartan U.S. Equity Index Fund	15,351,676	12,077,414
Fidelity Low-Priced Stock Fund	13,375,651	*

*	Below 5% threshold
5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated December 6, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is tax exempt.
6. FAIR VALUE MEASUREMENTS
The Plan adopted Accounting Standards Codification (ASC) 820, “Fair Value Measurements,” effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Pactiv and other common stocks
Pactiv common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy. Other common stocks valued at the closing price are reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.
Registered investment companies
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is active and is classified within Level 1 of the valuation hierarchy.
Money Market Fund
The Fidelity Retirement Money Market Portfolio invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The NAV per unit of this money market fund is $1 and is classified within Level 1 of the valuation hierarchy.
Loans to plan participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value, and are classified within Level 3 of the valuation hierarchy.
The following tables detail the Plan’s investment assets at fair value and their levels within the fair value hierarchy. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement for the financial instrument.
Investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS
Common Stock	$37,097,215	$—	$—	$37,097,215
Registered investment companies:
U.S. Equities	98,457,839	—	—	98,457,839
International Equities	16,744,596	—	—	16,744,596
Fixed Income	22,304,230	—	—	22,304,230
Lifecycle Funds	11,665,068	—	—	11,665,068
Balanced Funds	6,585,345	—	—	6,585,345

Total registered investment companies:	155,757,078	—	—	155,757,077
Money market fund	27,990,576	—	—	27,990,576
Participant loans	—	—	2,994,011	2,994,011

Total assets at fair value	$220,844,869	$—	$2,994,011	$223,838,880

Investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
ASSETS
Common Stock	$36,491,686	$—	$—	$36,491,686
Registered investment companies:
U.S. Equities	69,136,757	—	—	69,136,757
International Equities	12,130,091	—	—	12,130,091
Fixed Income	15,708,297	—	—	15,708,297
Lifecycle Funds	8,230,171	—	—	8,230,171
Balanced Funds	4,950,768	—	—	4,950,768

Total registered investment companies:	110,156,084	—	—	110,156,084
Money market fund	30,347,766	—	—	30,347,766
Participant loans	—	—	2,896,512	2,896,512

Total assets at fair value	$176,995,536	$—	$2,896,512	$179,892,048

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2008, and December 31, 2009.

Level 3 Assets	Participant Loans
Balance at January 1, 2008	$2,971,806
Purchases, sales, issuances, and settlements (net)	(75,294)

Balance at December 31, 2008	$2,896,512

Purchases, sales, issuances, and settlements (net)	97,499

Balance at December 31, 2009	$2,994,011

7. PARTY-IN-INTEREST
The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan’s sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

Pactiv 401(k) Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN 36-2552989 Plan #033
December 31, 2009

IDENTITY OF ISSUER	DESCRIPTION OF ASSET	NO. OF SHARES OR UNITS	CURRENT VALUE

PIMCO	PIMCO Total Return Fund	2,065,206	$22,304,230
Morgan Stanley	Morgan Stanley Institutional Fund - Small Company Growth Portfolio	524,009	5,481,129
Davis New York	Davis New York Venture Fund	278,092	8,615,276
Allianz Global Investors	Allianz NFJ Small-Cap Value Fund	236,690	5,479,371
Pactiv Corporation	Pactiv Corporation Common Stock*	1,498,798	36,182,101
Tenneco Automotive	Tenneco Automotive Common Stock	49,467	915,114
Fidelity Management	Fidelity Growth Company Fund*	679,365	46,862,613
Trust Company	Fidelity Asset Manager Fund*	475,476	6,585,345
	Fidelity Low-Priced Stock Fund*	418,774	13,375,651
	Fidelity Diversified International*	598,021	16,744,596
	Fidelity Freedom Income*	36,381	390,731
	Fidelity Freedom 2000*	8,840	100,339
	Fidelity Freedom 2010*	107,760	1,348,078
	Fidelity Freedom 2020*	141,814	1,779,764
	Fidelity Freedom 2030*	118,162	1,464,025
	Fidelity Freedom 2040*	163,463	1,170,397
	Fidelity Freedom 2005*	29,496	295,846
	Fidelity Freedom 2015*	181,623	1,892,516
	Fidelity Freedom 2025*	181,144	1,882,089
	Fidelity Freedom 2035*	130,729	1,341,283
	Spartan Extended Market Index Fund*	108,294	3,292,123
	Fidelity Retirement Money Market Portfolio*	27,990,576	27,990,576
	Spartan U.S. Equity Index Fund*	389,340	15,351,676
	Participant loans*	Interest rates ranging from 3.25% to 8.75%	2,994,011

			$223,838,880

*	Indicates party-in-interest to the Plan.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 18, 2010	/s/ Michael O. Oliver
Michael O. Oliver
Vice President and Chief Human Resources Officer and Member of Pactiv Corporation Benefits Committee